News Release
For Immediate Release
Stantec announces final results of cash and stock elections by former shareholders of The Keith Companies, Inc.
EDMONTON, AB (September 19, 2005) TSX:STN; NYSE:SXC
Stantec Inc. (TSX:STN; NYSE:SXC) has been informed by Computershare Trust Company of New York, the exchange agent in connection with Stantec’s acquisition of The Keith Companies, Inc. (TKC), that final results of the merger consideration elections by former shareholders of TKC are as follows:
•	Mixed Consideration: Valid elections to receive mixed consideration of US$11.00 and 0.4053 Stantec common shares were made with respect to 4,537,183.73 shares of TKC common stock. This includes 880,820.12 shares for which no election was made, but which pursuant to the merger agreement, were deemed to have elected mixed consideration.

•	Stock Consideration: Valid elections to receive 0.7558 Stantec common shares for each share of TKC common stock were made with respect to 957,167.32 shares of TKC common stock; and

•	Cash Consideration: Valid elections to receive US$23.7175 in cash for each share of TKC common stock were made with respect to 2,719,715.95 shares of TKC common stock.
The stock consideration election and cash consideration were subject to proration calculations so that, in the aggregate, Stantec issued approximately 3,328,776 common shares and paid about US$90,359,929 in cash to former TKC shareholders.
Based on these final results of the elections, the merger consideration to be paid to former TKC shareholders is as follows:
•	Mixed Consideration: Former TKC shareholders who validly elected mixed consideration or made no election will receive US$11.00 and 0.4053 Stantec common shares for each share of TKC common stock.

•	Stock Consideration: Former TKC shareholders who validly elected to receive stock consideration will receive 0.7558 Stantec common shares for each share of TKC common stock.

•	Cash Consideration: Former TKC shareholders who validly elected cash consideration will receive (1) US$14.87 in cash and (2) 0.2819 Stantec common shares for each share of TKC common stock.
Pursuant to the merger agreement fractional shares of Stantec common shares will not be issued. In lieu thereof, former TKC shareholders with fractional share interest of Stantec common shares will receive cash for their fractional share interest based on US$31.3805 per Stantec common share.
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,000 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Media Contact	Investor Contact
Jay Averill	Simon Stelfox
Media Relations	Investor Relations
Stantec	Stantec	stantec.com
Tel: (780) 917-7441	Tel: (780) 917-7288